September 20, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:	salesforce.com, inc.

Form 10-K for the fiscal year ended January 31, 2006

Filed March 15, 2006

Form 8-K Filed August 16, 2006

File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated September 7, 2006 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2006

Selected Financial Data, page 33

1.	We note your disclosure of the measure “paying subscriptions” here and in your earnings releases furnished on Form 8-K. Please explain in reasonable detail, how this measure is calculated. As part of your response, please describe how you determine the number of unique user accounts and explain how you determine when a user account is suspended for non-payment.

We supplementally advise the Staff that we activate subscriptions to our application service by providing customers with the ability to distribute unique passwords and login identification names for each subscription purchased by the customer. Customer contractual agreements stipulate that each subscription to our application service may be used by only one individual, which is a unique user, and cannot be shared.

A “paying subscription” represents an individual who has access to one of the six fee-based editions of our application service. The total number of “paying subscriptions” is based on Order Forms that our customers either manually sign or accept electronically when placing an order through our on-line order center.

By manually signing or electronically accepting the Order Form, the customer commits to purchase a fixed number of subscriptions for its intended users for a fixed period of time. The Order Form specifies, among other things, the edition licensed, the number of subscriptions purchased, the term, the service beginning and end dates and the applicable fees. In a number of instances, customers also order for an incremental fee certain additional functionality or features that are not automatically included in the edition licensed. The subscriptions related to the additional functionality or features are not included in the “paying subscription” total since they do not represent incremental users.

We exclude subscriptions when the customer’s account is suspended for non-payment. In addition to the Order Form, the customer signs or electronically accepts a Master Subscription Agreement, which defines more general contractual terms and terms of use. Included in the Master Subscription Agreement is a provision that specifies our right to suspend service when a customer has not made timely payment.

We also exclude prospective customers who are using our service on a trial basis. Prospective customers are typically offered a free trial of our service for 30 days without any obligation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended January 31, 2006 and 2005, page 43

2.	We note your disclosure on page 43 of your effective tax rate excluding the effect of the reduction in your valuation allowance. We also note the disclosure of your effective tax rate excluding the effect of FAS 123R and business accounting adjustments on page 33 of your Form 10-Q for the fiscal quarter ended July 31, 2006. These appear to be non-GAAP measures. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

Non-GAAP Measures in Form 10-K

We respectfully submit that the MD&A disclosure relating to our non-GAAP effective tax rate for 2006 was intended to help explain to investors the significant impact that the reduction in our deferred tax asset valuation allowance had on net income. Prior to fiscal 2006, we recorded a full valuation allowance due to the uncertainty surrounding our ability to realize these assets. We recognized $7.2 million of income as a result of this reduction, which constituted approximately 25% of the $28.5 million of net income for fiscal 2006.

In particular, we disclosed the non-GAAP effective tax rate of 20% in order to provide our investors with meaningful information regarding what our effective tax rate would have been absent this unusual, non-recurring and beneficial event. As a result of the reduction, we reported a $1.3 million net income tax benefit for the year, which resulted in a negative effective tax rate. This aggregate $1.3 million net income tax benefit was disclosed in the text of the MD&A discussion on page 43 together with disclosure of the fiscal 2005 provision for income taxes of $1.2 million. It was also disclosed on page 38 of the Form 10-K as part of our MD&A discussion of Critical Accounting Policies and Estimates. Additionally, our reconciliation of income taxes at the statutory federal income tax rate, which appeared in Note 5 to our Consolidated Financial Statements, also provided meaningful information about our GAAP provision for income taxes for the year, highlighting the change in the deferred income tax valuation allowance.

Additional disclosure of the negative effective tax rate, expressed as a percentage instead of as an aggregate amount, would arguably have not provided additional useful information to investors. Further, we believe it could have potentially been misleading to the extent investors misunderstood it to be an indication of a favorable tax position for us or an indication that we would enjoy negative tax rates in the future.

We respectfully note that we also disclosed the trend toward increasing effective tax rates in fiscal 2007 in our MD&A discussion in the last paragraph on page 43, a trend that has been borne out through the year. The disclosure regarding our effective tax rates on a non-GAAP basis in our Form 10-K and Form 10-Q filings was intended to help our investors see and understand this trend.

Non-GAAP Measures in Form 10-Q

With respect to the Form 10-Q, we also provided disclosure of the aggregate $1.7 million provision for income taxes on a GAAP basis for the quarter in the Condensed Consolidated Statement of Operations on page 4, in the selected financial data on page 29, and in MD&A on page 33. This amount, relative to the approximately $2.0 million of income before provision for income taxes and minority interest as reported numerous times in the filing, equates to an effective tax rate of 84 percent.

Further, we described the increase in the provision for income taxes from $1.3 million in the prior year and the qualitative reasons for the increase on page 33 of the filing. The primary reason for the increase was the implementation of SFAS 123R which resulted in a decrease in our income before provision for income taxes and minority interest without a corresponding decrease in our income taxes. As a result, the effective tax rate significantly increased relative to the prior year. We believed that it was important to an understanding of our results for the quarter and our relative tax position to disclose this to investors.

Although the stock-based expenses and the amortization of purchased intangibles arising from the business combination accounting are recurring charges, we believe that by excluding these items, we were (1) describing our effective tax rate on a basis that was comparable to the results in the prior fiscal period and (2) effectively quantifying from an effective income tax rate standpoint the financial impact of the stock-based charges and amortization expense.

Future Filings

In future filings with the Commission, we undertake to (i) provide disclosure of our effective tax rates on a GAAP basis and (ii) add to our interim financial filings a reconciliation of income taxes at the statutory federal rate to the provision for income taxes in the Notes to the Condensed Consolidated Financial Statements in order to provide further information related to our quarterly tax provision.

Below is an example of the MD&A disclosure that we will provide in our future filings with the Commission using the data from our previously filed Form 10-Q for the fiscal quarter ended July 31, 2006:

“Provision for Income Taxes. We recorded a provision for income taxes of $1.7 million during the three months ended July 31, 2006, compared to a provision for income taxes of $1.3 million during the same period a year ago. These amounts equated to an effective tax rate of 84 percent for the current period and 20 percent for the same period a year ago.

The fiscal 2007 provision as a percentage of income before provision for income taxes was significantly higher than the previous year primarily due to foreign losses for which no tax benefit can be realized, certain nondeductible stock-based expenses resulting from the adoption of FAS 123R and the expiration of the U.S. federal research and development tax credit on December 31, 2005.

The impact of adopting FAS 123R and the business combination accounting adjustments from the acquisition of Sendia Corporation had a significant impact on our effective tax rate, representing 39 percent of the 84 percent GAAP effective tax rate for the current period. Excluding such charges, our non-GAAP effective tax rate for the period was 45 percent. The stock charges and the amortization of acquired intangibles resulting from our first acquisition significantly lowered our income before income taxes and minority interest and we were not able to recognize a full income tax benefit for the stock-based expenses. See Note [5] “Income Taxes” to the Notes to the Condensed Consolidated Financial Statements for our reconciliation of income taxes at the statutory federal rate to the provision for income taxes.

We believe that our non-GAAP effective tax rate reflects an additional way of viewing aspects of our financial results that, when viewed with our GAAP effective tax rate and the accompanying reconciliation, provides a more accurate comparison of our income tax expense to historical periods.

While we use this non-GAAP effective tax rate as a tool to enhance our understanding of certain aspects of our financial performance, we do not consider this measure to be a substitute for, or superior to, the information provided by GAAP financial measures. Consistent with this approach, we believe that disclosing this non-GAAP financial measure provides investors with useful supplemental data that, while not a substitute for GAAP financial measures, allows for greater transparency in the review of our financial performance and comparable historical financial results.

Investors are cautioned that there are inherent limitations associated with the use of the non-GAAP effective tax rate as an analytical tool. In particular, this non-GAAP financial measure is not based on a comprehensive set of accounting rules or principles and many of the adjustments to the GAAP financial measure reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. We compensate for these limitations by providing a reconciliation of income taxes at the statutory federal rate to the provision for income taxes in Note [5] “Income Taxes” to the Notes to the Condensed Consolidated Financial Statements.”

Form 8-K Filed August 16, 2006

3.	We believe the columnar format of the “GAAP/Non-GAAP reconciliation” appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove the presentation, or explain to us, in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We supplementally advise the Staff that we changed to the columnar format presentation at the start of the current fiscal year. We previously used a sub-totals format but believed it to be confusing for our investors. We do not consider these non-GAAP financial measures to represent a comprehensive set of accounting rules or principles. Consistent with this view, we respectfully advise the Staff that we included specific language under Section 2 in our Form 8-K to avoid creating any unwarranted impressions to investors: “In particular, these non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles and one or more of the adjustments to the GAAP financial measure reflect the exclusion of items that are recurring and will be reflected in the Company’s financial results for the foreseeable future.”

However, in response to the Staff’s comment, we will revise future presentations by changing back to the line item and sub-totals format for each reconciliation of a non-GAAP measure.

Below is a sample of the presentation that we would provide for each non-GAAP measure:

A reconciliation between general and administrative expenses on a GAAP basis and non-GAAP general and administrative expenses is as follows:

GAAP general and administrative expenses	$
Stock-based expenses	$
Non-GAAP general and administrative expenses	$

A reconciliation between total operating expenses on a GAAP basis and non-GAAP operating expenses is as follows:

GAAP operating expenses	$
Stock-based expenses	$
Non-GAAP operating expenses	$

We note the Staff’s comment regarding Item 10 of Regulation S-K and Frequently Asked Question number 8 and respectfully refer the Staff to our qualitative disclosure in comment number 4 below. We will present this qualitative disclosure with our reconciliation in future filings.

4.	We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. We do not believe that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted no substantive discussion why it is useful for investors to evaluate your performance by disregarding expenses that are viewed as similar to cash compensation by the recipient and that appear to be issued for purposes of motivating employees to achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to assets used in generating your revenue. We also note that you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

We note the Staff’s comment and in future Forms 8-K furnishing our earnings press release we will include a more robust disclosure related to why we believe that the exclusions of stock-based expenses and amortization expense of acquired intangible assets from our GAAP results are necessary to enhance investors’ overall understanding of our current financial performance, ongoing operations and prospects for the future. To illustrate our intentions in this regard in response to the Staff’s comment, below is an example of the disclosure we will use in our future earnings Forms 8-K using the data from our second quarter of fiscal year 2007 Form 8-K previously furnished to the Commission on August 16, 2006 which includes a revised discussion for each individual item and an expanded discussion of inherent limitations associated with each item that is excluded from our GAAP results of operations:

“On August 16, 2006, salesforce.com, inc. issued a press release announcing its results for the quarter ended July 31, 2006. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

The press release attached to this current report on Form 8-K contains non-GAAP financial information. In addition to providing the Company’s net income (loss) and earnings (loss) per diluted share financial measures on a GAAP basis for the three months ended July 31, 2006 and 2005 and the Company’s third quarter ending October 31, 2006 and full fiscal year 2007 ending January 31, 2007, the press release also provides non-GAAP net income and earnings per diluted share figures.

The non-GAAP financial measures are derived from the applicable GAAP figures by excluding the amortization of intangible assets resulting from a business combination, stock-based compensation expenses and “one time” unusual or infrequent events. The Company’s management uses these non-GAAP financial measures to assess current financial performance, when publicly providing the Company’s future financial targets, to facilitate period-to-period comparisons, and for internal managerial purposes that include setting profit targets and making resource allocation decisions.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s underlying operational results and trends in our performance. Further, the Company believes that the financial analysts who regularly follow and report on the Company or sector exclude items such as these when analyzing performance relative to guidance, their financial performance estimates and the performance of other sector participants, and in projecting future financial results.

While the Company’s management uses non-GAAP financial measures as a tool to enhance their understanding of certain aspects of the Company’s financial performance, management does not consider these measures to be a substitute for, or superior to, the information provided by GAAP financial measures. Consistent with this approach, the Company believes that disclosing non-GAAP financial measures to the readers of the Company’s financial statements provides such readers with useful supplemental data that, while not a substitute for GAAP financial measures, allows for greater transparency in the review of the Company’s financial and underlying operational performance.

Amortization Expense of Acquired Intangible Assets. The Company excludes amortization of intangible assets resulting from the Company’s first acquisition. In April 2006, the Company acquired Sendia Corporation. By excluding the amortization expense, the Company is allowing a comparison of the Company’s current financial results to its historical operating results. The non-GAAP financial measures for the three and six months ended July 31, 2006 reflect the exclusion of $541,000 and $630,000, respectively, of amortization expense. The Company believes that providing non-GAAP information for amortization of intangible assets allows the users of the financial statements to review both the GAAP expenses in the period, as well as the non-GAAP expenses, thus providing for enhanced understanding of the Company’s historic and future financial results.

Stock-based Expenses. The Company believes that excluding stock-based compensation expense allows for a more accurate comparison of the Company’s financial results to previous periods.

With the Company’s adoption of SFAS 123R, effective February 1, 2006, under the modified prospective transition method, the Company has recorded stock-based compensation under the fair value method for the three and six months ended July 31, 2006. As a result, the Company recognized pre-tax stock-based expense of $10.2 million, or 9 percent of revenue, and $17.8 million, or 8 percent of revenue, during the three and six months ended July 31, 2006, respectively. Prior to February 1, 2006, the Company recognized stock-based compensation expense under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). As a result, the Company recognized stock-based expense of $0.9 million, or 1 percent of revenue, and $1.8 million, or 1 percent of revenue, during the three and six months ended July 31, 2005, respectively. Because of the adoption of SFAS 123R, the Company believes excluding stock-based compensation is useful for investors because the GAAP measure when compared in isolation with prior year numbers would indicate a level of increase in stock-

based compensation expense inconsistent with actual changes in the business and/or compensation practices for employees. The Company believes that the non-GAAP measure allows investors in this first year of adoption to compare actual results for the current year, excluding stock-based compensation to the prior year GAAP amounts which exclude stock-based compensation.

The basis for the Company’s decision to exclude stock-based compensation is that management has determined in this first year of adoption of SFAS 123R to continue to evaluate the Company on the same basis as prior to the adoption of SFAS 123R until there is greater familiarity with its effects and until the second year after adoption of SFAS 123R when financial information is prepared and presented on a consistent basis with the prior year.

One-time Unusual Income Item. The Company excludes “one time” unusual or infrequent events as they are not representative of the Company’s direct cost of on-going operations. The one-time unusual income item of $285,000, which was recorded during the three months ended April 30, 2005, was due to the reduction in accrued liabilities associated with office space the Company abandoned in December 2001. In March 2005, the Company entered into an agreement with its primary landlord that released the Company from a portion of the future obligations associated with office space in exchange for the agreement to lease additional office space elsewhere in the building.

Each of the non-GAAP financial measures described above, and used in the attached press release, should not be considered in isolation from, or as a substitute for, a measure of financial performance prepared in accordance with GAAP. Further, investors are cautioned that there are inherent limitations associated with the use of each of these non-GAAP financial measures as an analytical tool. In particular, these non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles and many of the adjustments to the GAAP financial measure reflect the exclusion of items that are recurring and will be reflected in the Company’s financial results for the foreseeable future. In addition, other companies, including other companies in the same industry, may calculate non-financial measures differently, limiting their usefulness as a comparative tool. The Company’s management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures. In addition, management evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial information.

The information in this current report on Form 8-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.”

5.	We note that you present non-GAAP measures to provide a more complete understanding of the Company’s “underlying operational performance.” Please explain the basis for this statement. In this regard, it is unclear to us why excluding the amortization of intangible assets and stock-based compensation provides a more complete understanding of your underlying performance when these costs appear to be recurring and integral to your performance.

We note the Staff’s comment and respectfully refer the Staff to our response to comment number 4 above.

Additionally, in response to your request, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or questions, please direct them to my attention. My phone number is (415) 901-8490 and my fax number is (415) 901-8437.

Very truly yours,
salesforce.com, inc.
David Schellhase
Senior Vice President and General Counsel

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Steve Cakebread, Chief Financial Officer, salesforce.com, inc.

Kenneth Juster, Executive Vice President, Law, Policy and Corporate Strategy, salesforce.com, inc.

Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron Alter, Esq., Wilson Sonsini Goodrich & Rosati

Dave Cabral, Ernst & Young LLP